Exhibit (k)(3)

KKR Asset Management LLC

555 California Street

50th Floor

San Francisco, California 94104

As of October 5, 2012

KKR Alternative Corporate Opportunities Fund
555 California Street

50th Floor

San Francisco, California 94104

Re:          Expense Limitation and Reimbursement Agreement

Ladies and Gentlemen:

KKR Asset Management LLC (the “Adviser”) hereby confirms its agreement as follows in respect of KKR Alternative Corporate Opportunities Fund (the “Fund”):

1.             Expense Limitation.  For the period from the effective date of that certain Investment Advisory Agreement (the “Advisory Agreement”), between the Fund and the Adviser, through and including, March 1, 2014 (the “Limitation Period”), subject to the terms hereof, the Adviser agrees that, except as provided in Section 2 below, it will forego an amount of its monthly investment advisory fee and pay, absorb or reimburse the ordinary “Other Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) of the Fund, to the extent necessary so that, for any fiscal year, the Fund’s “Annual Net Expenses” (as such term is used in the requirements with respect to Fee Table set forth in Form N-2) do not exceed 1.70% of the month-end value of the Fund’s net assets (the “Expense Limitation”).  In any month, the Adviser shall reimburse the Fund for Total Annual Fund Expenses over the Expense Limitation for the fiscal year in which such month occurs by first foregoing at that time the requisite amount of its monthly investment advisory fees under the Advisory Agreement and then, if such foregone amount is insufficient, by directly reimbursing the Fund for any additional excess Other Expenses over such Expense Limitation.  For purposes of this letter agreement, the month-end value of the Fund’s net assets will be determined in a manner consistent with the Fund’s Prospectus.

2.             Specified Expenses.  The Expense Limitation applies only to the Fund’s Other Expenses other than: (i) interest, taxes, dividends tied to short sales, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles; (ii) expenses incurred indirectly by the Fund as a result of investments in other investment companies and pooled investment vehicles; (iii) other expenses attributable to, and incurred as a result of, the Fund’s investments; and (iv) other extraordinary expenses (including litigation expenses) not incurred in the ordinary course of the Fund’s business.

3.             Term.  This letter agreement will remain in effect throughout the Limitation Period, unless terminated by the Fund’s Board of Trustees upon thirty (30) days written notice to the Adviser.  This Agreement may be renewed by the mutual agreement of the Adviser and the Fund for successive terms.  Unless so renewed, this Agreement will terminate automatically at the end of the Limitation Period.  This Agreement will also terminate automatically upon the termination of the Advisory Agreement unless a new investment advisory agreement with the Adviser (or with an affiliate under common control with the Adviser) becomes effective upon such termination.

4.             Excess Expenses.  In consideration of the Adviser’s agreement as provided herein, the Fund agrees to carry forward the amount of the foregone investment advisory fees and Other Expenses paid, absorbed, or reimbursed by the Adviser, for a period not to exceed three years from the end of the fiscal year in which such fees are foregone or expense is incurred by the Adviser (“Excess Expenses”) and to reimburse the Adviser in the amount of such Excess Expenses as promptly as possible, on a monthly basis, but only to the extent that such reimbursement does not cause the Fund’s Annual Net Expenses plus recoupment to exceed 1.70% of the of the month-end value of the Fund’s net assets during the fiscal year.  For the avoidance of doubt, if, at the end of any fiscal year in which the Fund has reimbursed the Adviser for any Excess Expenses, the Fund’s Annual Net Expenses for such fiscal year exceed the Expense Limitation, the Adviser shall promptly pay the Fund an amount equal to the lesser of: (i) the amount by which the Fund’s Other Expenses for such fiscal year exceed the Expense Limitation; and (ii) the amount of reimbursements for Excess Expenses paid by the Fund to the Adviser in such fiscal year.  Any payment by the Adviser to the Fund pursuant to the foregoing sentence shall be subject to later reimbursement by the Fund in accordance with this Section 4.  The Adviser’s obligations under this Section 4 shall survive termination of this letter agreement.

5.             Entire Agreement; Amendment.  This letter agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements between the parties hereto relating to the matters contained herein and may not be modified, waived or terminated orally and may only be amended by an agreement in writing signed by the parties hereto.

6.             Construction and Forum.  This letter agreement shall be governed by the laws of the State of New York, without regard to its conflicts of law principles.  Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court.

7.             Counterparts.  This letter agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.

8.             Severability.  If any one or more of the covenants, agreements, provisions or texts of this letter agreement shall be held invalid, then such covenants, agreements, provisions or terms shall be deemed severable from the remaining covenants, agreements, provisions or terms of this letter agreement and shall in no way affect the validity or enforceability of the other provisions of this letter agreement.

KKR ASSET MANAGEMENT LLC

		By:	/s/ Michael R. McFerran
Name: Michael R. McFerran
Title: Chief Financial Officer

Accepted and Agreed:

KKR ALTERNATIVE CORPORATE OPPORTUNITIES FUND

By:	/s/ Michael R. McFerran
Name: Michael R. McFerran
Title: Treasurer and Chief Financial Officer